For Immediate Release


                     EASTMAN CHEMICAL COMPANY CONTACTS:
                            Media: Martha Lawson
                                423.229-6574
                          Investors: MaryAnn Arico
                                423.229-8692


                      EASTMAN EXTENDS TENDER OFFER FOR
               MCWHORTER TECHNOLOGIES, INC. TO JULY 10, 2000


KINGSPORT, TENN. - June 30, 2000 - Eastman Chemical Company (NYSE: EMN) today announced that the pending cash tender offer by a wholly owned subsidiary of Eastman for all outstanding shares of common stock of McWhorter Technologies, Inc. (NYSE: MWT) has been extended, while the company completes the foreign regulatory approval process.

The tender offer, which commenced on May 12, 2000, and was scheduled to expire at 12:00 midnight, New York City time, on Friday, June 30, 2000, has been extended to 12:00 midnight, New York City time, on Monday, July 10, 2000, unless further extended.

As previously announced, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to the tender offer expired on May 23, 2000. In addition, today Eastman was notified by the German Federal Cartel Office that the office has unconditionally cleared Eastman's acquisition of McWhorter.

As of 5:00 p.m. New York City time on June 29, 2000, 7,204,179 shares of McWhorter common stock had been tendered to Eastman under the terms of the tender offer and not withdrawn. The number of shares tendered and not withdrawn represents approximately 72.4% of the outstanding shares of McWhorter on a fully diluted basis.

Headquartered in Kingsport, Tenn., Eastman manufactures and markets plastics, chemicals and fibers. The company employs 15,000 people in more than 30 countries and had 1999 sales of US$4.6 billion.

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